Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

20th September 2012

Prima BioMed to Present at BIOX

Prima BioMed Ltd (Prima, the Company) announces that its CEO Matthew Lehman will present a corporate update at BIOX; Noble Financial Capital Markets’ Life Sciences Exposition to be held at the University of Connecticut, Stamford Campus (USA) on September, 24-25, 2012.

Following the event, a high-definition video webcast of Prima’s presentation and a copy of the presentation materials will be available on the Company’s web site (www.primabiomed.com.au), or through the Noble Financial websites: www.noblefcm.com, or www.nobleresearch.com/BioExposition.htm. You will require a Microsoft SilverLight viewer (a free download from the presentation link) to participate. The webcast will be archived on Prima’s website for 30 days following the event.

For further information please contact:

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

USA Investor/Media:

Ms. Kathy Galante, Burns McClellan Inc.

+1 (212) 213-0006; kgalante@burnsmc.com

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

About Prima BioMed

Prima BioMed is a globally active biotechnology company headquartered in Australia. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

About Noble Financial

Noble Financial Capital Markets was established in 1984 and is an equity research driven, full-service, investment banking boutique focused on life sciences, technology and media, emerging growth, companies. The company has offices in New York, Boston, New Jersey, Los Angeles, and Boca Raton, FL. In addition to non-deal road shows and sector-specific conferences throughout the year, Noble Financial hosts its large format annual equity conference in January in South Florida featuring 150 presenting companies from across North America and total attendance of close to 600. For more information: www.noblefcm.com